UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 9)*


                                OGLEBAY NORTON COMPANY
          _________________________________________________________________
                                   (Name of Issuer)


                                Shares of Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                      677007106
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     May 7, 1999
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 9

          CUSIP NO. 677007106

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       127,500
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              127,500

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               127,500

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.675%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 677007106

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       17,800
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              17,800

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,800

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .373%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 677007106

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bruce C. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       15,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              15,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               .315%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 677007106

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Citizens Growth Properties

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Ohio

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%

          14.  TYPE OF REPORTING PERSON*

               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       FORM 13D
                                   AMENDMENT NO. 9

          CUSIP NO. 677007106

          INTRODUCTION

                    The ownership of shares of common stock of Oglebay Norton Company (the "Issuer") was previously reported by certain reporting persons ("Reporting Persons") in a Schedule 13D, as amended, filed with the Securities and Exchange Commission. The purpose of this Amendment No. 9 is to report changes in ownership of shares of common stock ("Shares") by the Reporting Persons since the filing with the Securities and Exchange Commission of
          Schedule 13D Amendment No. 8 on December 31, 1997.

                    The cover pages for four of the Reporting Persons are hereby amended as set forth in this Amendment No. 9. Item 4 and
          Item 5 are hereby amended as set forth in this Amendment No. 9. All other items remain unchanged and are incorporated herein by reference.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

          ITEM 4.  PURPOSE OF TRANSACTION.

                Item 4 is hereby amended to add the following:

                Brent D. Baird, one of the Reporting Persons, did not stand for reelection as a director of the Issuer. As of April 28, 1999 (the date of the Issuer's 1999 annual meeting of stockholders), Mr. Baird is no longer a director of the Issuer.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended to read as follows:

          (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 399,100 Shares of the Issuer.

               Such Shares are held as follows:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          First Carolina Investors,            127,500           2.675%
          Inc.

          Aries Hill Corp.
                                                 4,000           0.084%

          Bridget B. Baird, Successor
          Trustee Under an Agreement
          with Cameron Baird dated
          12/23/38                              44,000           0.923%

          The Cameron Baird
          Foundation                           119,000           2.497%

          Anne S. Baird                         10,000           0.210%

          Brent D. Baird                        17,800           0.373%

          Jane D. Baird                         36,000 (2)       0.755%

          Brenda B. Senturia                     8,000           0.168%

          Bruce C. Baird                        15,000           0.315%

          Estate of Bronwyn Baird                3,000 (3)       0.063%

          David M. Stark                         1,000           0.021%

          Brian D. Baird, Successor
          Trustee f/b/o Jane D. Baird
          under an Agreement dated
          7/31/22                               10,000           0.210%

          Jessica B. Baird                         400           0.008%

          Jane D. Baird Trusts dated
          6/15/87                                2,400 (4)       0.050%

          Martha B. Senturia                     1,000           0.021%
                                                ______           ______


                                 TOTAL         399,100           8.373%


             (1) The foregoing percentages assume that the number of Shares outstanding is 4,766,557 Shares (as reported in the Issuer's March 23, 1999 Proxy Statement as of March 10, 1999).

             (2) 6,000 of such shares were formerly held by Brent D. Baird, Trustee f/b/o Jane D. Baird.

             (3)  Such shares were formerly held by Bronwyn Baird.

             (4) Some of the Shares are now held by various remainder beneficiaries of the Jane D. Baird Trusts.

          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares were effected during the past sixty days:

                                                  Price/Share
                                                  (in Dollars
                                                  Commissions
           Sale In The Name             Number    not             Transaction
                  Of            Date    of        included)      Made Through
                                        Shares


          First Carolina      3/15/99     500     20 3/8       Fahnestock & Co
          Investors, Inc.     3/16/99     500     20 5/8       Fahnestock & Co
                              3/16/99     500     20 1/8       Fahnestock & Co
                              3/17/99     500     20 7/8       Fahnestock & Co
                              3/22/99     500     20 1/2       Fahnestock & Co
                              3/24/99     500     20 1/2       Fahnestock & Co
                              3/25/99     500     21 3/4       Fahnestock & Co
                              3/26/99     500     21 1/2       Fahnestock & Co
                              3/29/99     500     21 3/4       Fahnestock & Co
                              3/30/99     500     21 9/16      Fahnestock & Co
                              3/31/99     500     21 5/8       Fahnestock & Co
                              4/1/99      500     21 1/2       Fahnestock & Co
                              4/5/99      500     21 1/2       Fahnestock & Co
                              4/6/99      500     21 1/4       Fahnestock & Co
                              4/6/99      500     21 3/4       Fahnestock & Co
                              4/7/99      500     21 1/4       Fahnestock & Co
                              4/8/99      500     21           Fahnestock & Co
                              4/9/99      500     21 13/16     Fahnestock & Co
                              4/12/99     500     21 1/4       Fahnestock & Co
                              4/21/99     500     21 1/4       Fahnestock & Co
                              4/22/99     500     21 1/4       Fahnestock & Co
                              4/27/99     500     21 7/8       Fahnestock & Co
                              4/27/99     500     22 1/4       Fahnestock & Co
                              4/28/99     500     21 15/16     Fahnestock & Co
                              4/29/99     500     22 1/4       Robotti & Co
                              4/30/99     500     22 1/2       Robotti & Co
                              5/4/99    1,000     22 9/16      Robotti & Co
                              5/6/99    1,000     23 1/8       Robotti & Co
                              5/7/99    3,000     24.10        Robotti & Co
                              5/10/99   1,000     24 3/4       Robotti & Co
                              5/12/99     500     23 3/4       Robotti & Co



          (d)  Not applicable

          (e)  Not applicable

                                      SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 14th day of May, 1999.


          FIRST CAROLINA INVESTORS, INC.


          By:  s/Brent D. Baird
               Brent D. Baird, Chairman



          Brent D. Baird; Bruce C. Baird

          By:  s/Brian D. Baird
                 Brian D. Baird, as Attorney-in-fact*



          CITIZENS GROWTH PROPERTIES

          By: s/Brian D. Baird
                Brian D. Baird, Secretary


          * Powers of Attorney previously filed with the Securities and Exchange Commission